Exhibit 99.1 PYRAMID OIL COMPANY THIRD PARTY REPORT ON RESERVES

BY

MHA PETROLEUM CONSULTANTS

This third party report is provided to satisfy the requirements contained in Item 1202(a)(8) of the United States Securities and Exchange Commission Regulation S-K.

The numbering of the items below corresponds to the requirements set out in Item 1202(a)(8) of Regulation S-K. The terms, defined in Regulation S-K and Regulation S-X, have the same meaning in this report.

i.	We prepared an independent evaluation of the proved oil and gas reserves of Pyramid Oil Company (Pyramid) for the management of Pyramid. The primary purpose of our evaluation report was to provide estimates of reserves information in support of Pyramid’s year-end reserves reporting requirements under U.S. Securities Regulation S-K and for other internal business and financial needs of Pyramid.

ii.	We evaluated and reviewed the reserves of Pyramid as of December 31, 2013. The completion (transmittal) of our report was February 12, 2014.

iii.	The following table presents the proved reserves, net after royalty, that we estimated using constant prices and costs, by geographic area. Our report covers 100 percent of the total net proved oil and natural gas reserves of Pyramid. The leasehold interests of Pyramid are located in the states of California, New York and Texas.

	Pyramid Net Proved Reserves
Location of Reserves	Crude Oil Mbbl	Natural Gas MMcf	Oil Equivalent[1] Mbbl

United States of America	449.5	14.0	451.8
Portion of Total Covered	100.0%	100.0%	100.0%

1Oil equivalence factors: Crude Oil = 1 bbl/bbl; Natural Gas = 6 mcf/bbl

4700 Stockdale Highway, Suite 110, Bakersfield, CA 93309 * Phone: (661) 325-0038 Fax: (661) 325-4178

iv.	We reviewed 100 percent of Pyramid’s reserves in connection with the preparation of this report. This report has been prepared in accordance with our understanding of the definitions and disclosure guidelines of the United States Securities and Exchange Commission (SEC) contained in Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register (SEC regulations). The proved reserves included herein conform to the definition as set forth in the SEC’s Regulations Part 210.4-10(a).

Pyramid furnished us all of the accounts, records, recent production, estimated capital costs, operating expenses and other data required for this evaluation. The ownership interest and other factual data provided by Pyramid were accepted without independent verification (with the exception of oil and gas production data which were independently verified through the public websites of the respective conservation departments of the states of California, New York & Texas).

The estimates of the reserves, future production, and income attributable to properties in this report were prepared using the economic software package PHDWin, a copyrighted program of TRC Consultants. The estimates of proved reserves presented herein are based on a detailed study of the properties in which Pyramid owns an interest; however, we did not conduct site inspections of the properties presented in this report nor was it considered necessary for the purposes of our report.

v.	Proved oil and gas reserves are the estimated quantities of crude oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in the future years from the known reservoirs under existing economic and operating conditions. The oil and natural gas prices used in this report are based on a 12-month average price, calculated as the unweighted arithmetic average of the first-of-the-month prices for the 12-month period of January to December, 2013. Product prices that were actually used for each property reflect adjustment for gravity, quality, local conditions and/or distance from market. Operating costs for the leases and wells in this report are based on the operating expense data provided by Pyramid and include only those costs directly applicable to the leases and wells.

The production (reserves) forecast for each lease was based on historical production data provided by Pyramid or obtained from public records through the last production month available at the time of the report (September 2013 for New York wells, October 2013 for Texas wells and December 2013 for California wells). The leases were evaluated using a decline curve analysis technique to determine the forecast of future oil or gas production. For the California and New York leases, an exponential decline curve was found to provide a good match to the historical production trend. The Texas lease exhibited a hyperbolic trend. There was no additional engineering or geological information available to us with which to make any volumetric checks of the assigned gas reserves.

Reserves Report as of December 31, 2013
MHA Petroleum Consultants	Pyramid Oil Company

For the oil reserves, estimated future annual operating cost for each lease was based on the full year 2013 operating costs incurred or paid by Pyramid (through December 2013). In some cases adjustments were made to exclude non-recurring costs from the calculation of the projected monthly operating costs. Overhead expenses are not included in the economic analyses beyond those directly attributable to the respective properties included in the operating costs provided by Pyramid.

For the New York gas wells, operating costs were calculated based on a 12-month average of October 2012 through September 2013 expenses. Many of the active gas wells evaluated by this report presently have no economical recoverable reserves on an SEC basis (i.e., negative future net cash flow), although there was a 25 percent increase in the 2013 SEC gas price ($3.30/mcf) compared to the 2012 SEC gas price ($2.63/mcf) for these properties.

In our economic analysis, operating and capital costs are those costs estimated as applicable at the effective date of our report, with no future escalation. The capital costs and revised operating costs associated with the implementation of committed future projects may be included in the economic projections.

vi.	Our report has been prepared assuming the continuation of existing regulatory and fiscal conditions subject to SEC regulations. There is no assurance that changes in regulation will not occur; such changes, which cannot reliably be predicted, could impact Pyramid’s ability to recover the estimated reserves.

vii.	The reserves and economics indicated in this report are estimates only and should not be considered as exact quantities. They represent our best judgments, after having utilized generally accepted engineering and economic procedures. Moreover, the net revenues indicated herein should not be construed as fair market values. The accuracy of reserve evaluations is always subject to uncertainty. The magnitude of this uncertainty is generally proportional to the quantity and quality of data available for analysis. As reservoirs mature and new information becomes available, revisions may be required which may increase or decrease the previous reserve assignments.

The reserves contained in this report are based on a technical analysis of the available data using accepted petroleum engineering principles. However, they must be accepted with the understanding that further information and future reservoir performance after the date of the estimate may justify their revision.

viii.	In our opinion, the reserves information we evaluated has been determined in accordance with all appropriate industry standards, methods and procedures applicable for the filing of reserves information under U.S. SEC Regulation S-K.

Reserves Report as of December 31, 2013
MHA Petroleum Consultants	Pyramid Oil Company

ix.	A summary of our conclusions with respect to the Pyramid reserves estimates is provided below:

	Proved Developed		Proved	Total
	Producing (PDP)	Non-Producing (PDNP)	Undeveloped (PUD)	Proved (P1)
Oil Reserves, Thousand (M) Barrels
Gross (8/8ths)	582.2	34.1	0.0	616.3
Net Revenue Interest	423.9	25.6	0.0	449.5
Gas Reserves, MMcf
Gross (8/8ths)	51.0	0.0	0.0	51.0
Net Revenue Interest	14.0	0.0	0.0	14.0
Future Revenue, Thousand (M) $	43,732.3	2,695.3	0.0	46,427.6
Future Deductions, M $	21,846.8	1,289.0	0.0	23,135.8
Future Net Income, M $
Undiscounted	21,885.5	1,406.3	0.0	23,291.8
Discounted @ 10 percent	13,320.7	646.5	0.0	13,967.2

Prepared by:

MHA Petroleum Consultants, LLC
Bakersfield, California
March 21, 2014

Alan A. Burzlaff, P.E.
Vice President
Licensed by the California Board for
Professional Engineers and Land Surveyors
License No. P 1386

Reserves Report as of December 31, 2013
MHA Petroleum Consultants	Pyramid Oil Company
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